September 8, 2020

VIA EDGAR

Re:	10x Genomics, Inc.

Registration Statement on Form S-1

(File No. 333-248654)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 10x Genomics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05PM, Eastern Time, on September 10, 2020, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Kevin Kennedy (650-251-5130) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

10X GENOMICS, INC.

By:	/s/ Eric S. Whitaker
	Name:	Eric S. Whitaker
	Title:	General Counsel

[Signature Page to Company Acceleration Request Letter]